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EXHIBIT 99.4

FOR IMMEDIATE RELEASE

DragonWave Announces Financial Results for
Fourth Quarter and Full Fiscal Year 2013

        Ottawa, Canada, May 8, 2013 — DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced financial results for the fourth quarter and full fiscal year, ended February 28, 2013. All figures are in U.S. dollars and were prepared in accordance with U.S. generally accepted accounting principles.

        Revenue for the fourth quarter of fiscal year 2013 was $28.3 million, compared with $38.5 million in the third quarter of fiscal year 2013 and $9.2 million in the fourth quarter of fiscal year 2012. Revenue from the Nokia Siemens Networks channel represented 61% of revenue in the fiscal quarter.

        Gross margin for the fourth quarter of fiscal year 2013 was 5.3%, compared with 18.6% in the third quarter of fiscal year 2013 and 13% in the fourth quarter of fiscal year 2012. The gross margins in the fourth quarters of fiscal years 2013 and 2012 reflect the inclusion of inventory impairment provisions of $0.8 million and $1.7 million respectively.

        "During the fourth quarter, several factors contributed to the low gross margin including the inventory provision, a larger mix of account incentives, and higher than expected manufacturing and logistics costs. While some of these pressures will continue in the short term we expect to return to Q3 FY13 gross margin levels over the next two quarters" said DragonWave CFO Russell Frederick. "Another important step in our integration and cost reduction activities has taken place with the renewed framework with Nokia Siemens Networks that we announced on April 10, 2013. As a result of this announcement and our other actions, our expense base have now been reduced by about 40% since the middle of last year and we expect to see some further reductions over the next couple of quarters", he added.

        Net loss applicable to shareholders in the fourth quarter of fiscal year 2013 was $27.3 million or ($0.71) per basic and diluted share. This compares to a net loss applicable to shareholders of $13.9 million or ($0.36) per basic diluted share in the third quarter of fiscal year 2013 and net loss of $13.4 million or ($0.38) per basic and diluted share in the fourth quarter of fiscal year 2012.

        "Based on the renewed framework with Nokia Siemens Networks that we announced on April 10, 2013, it is clear that Nokia Siemens Networks is committed to offering customers the best mobile broadband solution possible including the microwave that DragonWave brings to the table. We have strong alignment with Nokia Siemens Networks on the approach to sales push, business model, and incentives for the microwave business as a part of mobile broadband offering. I am convinced that the positive actions taken to reset our operating framework are the right steps to maximize the value of the relationship. We are currently seeing a stronger sales funnel, and increased trial activity over the coming months," said DragonWave President and CEO Peter Allen.

        Cash, cash equivalents, restricted cash, and short-term investments totaled $23.0 million at the end of the fourth quarter of fiscal year 2013, compared to $36.8 million at the end of the third quarter of fiscal year 2013, and $53.0 million at the end of the fourth quarter of fiscal year 2012.

        Revenue for the full fiscal year 2013 was $123.9 million, compared with $45.7 million for the prior fiscal year. Net loss applicable to shareholders for the full fiscal year 2013 was $54.7 million or ($1.46) per basic and diluted share.

Webcast and Conference Call Details:

        The DragonWave management team will discuss the results on a webcast and conference call beginning at 8:30 a.m. Eastern Time, May 9, 2013.

        The live webcast and presentation slides will be available at the Investor Relations section of the DragonWave website at: http://investor.dragonwaveinc.com/events.cfm. An archive of the webcast will be available at the same link.

        Conference call dial-in numbers:

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  Toll-free North America: (866) 393-0571

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  International: (760) 536-8545

U.S. Filings

        DragonWave has filed its Form 40-F with the U.S. Securities and Exchange Commission (SEC). A copy of the Form 40-F is available on the DragonWave investor website at http://investor.dragonwaveinc.com/.

        DragonWave shareholders may request a printed copy of the complete audited financial statements, free of charge, at http://investor.dragonwaveinc.com/contactus.cfm, or by regular mail at Shareholder Services, DragonWave Inc., 411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9.

About DragonWave

        DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is wireless network backhaul. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave's corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

        DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

        Certain statements in this release, including the estimate of the revenue range for the fourth quarter of fiscal year 2013, our statement regarding our intentions with respect to our cost profile and target of a profitable business, and the statements regarding our relationship with and the transactions involving Nokia Siemens Networks (the "NSN Transactions") constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. These statements are subject to certain assumptions, risks and uncertainties.

        Material factors and assumptions used to develop revenue estimates include DragonWave's expectations regarding: the plans of its existing and new direct and indirect customers, the volume and timing of orders, shipments and revenue recognition; and the capacity of our supply chain to meet demand. Material factors and assumptions relating to our relationship with Nokia Siemens Networks and the NSN Transactions include the parties' beliefs regarding the industry and markets in which the parties operate; successful integration of the product lines acquired from Nokia Siemens Networks; and expectations regarding potential synergies and prospects for the business. There are risks arising out of the NSN Transactions, including that expected synergies will not materialize; that unexpected costs will be incurred to integrate the business; or that end-customer demand will not meet expectations. Material risks and uncertainties relating to the NSN Transactions are described under the heading "Risks and Uncertainties" in the MD&A dated January 9, 2013 and on pages 19-22 of the Company's Annual Information Form, dated May 11, 2012.

        Readers are cautioned not to place undue reliance on forward-looking statements. These statements are provided to assist external stakeholders in understanding DragonWave's expectations as of the date of this release and may not be appropriate for other purposes. Actual results, performance, achievements or developments of DragonWave may differ materially from the results, performance, achievements or developments expressed or implied by such statements.

        Risk factors, in addition to those detailed above, that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in DragonWave's Annual Information

Form dated May 11, 2012 and other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively, and include the following:

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  DragonWave's growth is dependent on the development and growth of the market for high-capacity wireless communications services.

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  DragonWave relies on a small number of customers for a large percentage of its revenue and DragonWave's future growth depends on the success of its customer diversification efforts.

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  Network deployment plans by DragonWave's existing and potential customers are capital intensive and the timing of such deployments is affected by such customers' access to capital.

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  DragonWave faces intense competition from several competitors and if it does not compete effectively with these competitors, its revenues may not grow and could decline. DragonWave also faces competition from indirect competitors.

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  DragonWave relies on its suppliers to supply components for its products and the Company is exposed to the risk that these suppliers will not be able to supply components on a timely basis, or at all.

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  DragonWave's success depends on its ability to develop new products and enhance existing products.

  •
  DragonWave's quarterly revenue and operating results can be difficult to predict and can fluctuate substantially.

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  If DragonWave is required to change its pricing models to compete successfully, its margins and operating results may be adversely affected.

  •
  DragonWave has a lengthy and variable sales cycle.

        DragonWave assumes no obligation to update or revise any forward-looking statements or forward-looking information, whether because of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	Russell Frederick CFO DragonWave Inc. rfrederick@dragonwaveinc.com Tel: 613-599-9991 ext. 2253	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts

	As at February 28, 2013	As at February 29, 2012
Assets
Current Assets
Cash and cash equivalents	22,959	52,798
Restricted cash	—	177
Trade receivables	35,452	9,850
Inventory	32,722	27,043
Other current assets	6,077	5,501
Contingent receivable	13,843	—
Deferred tax asset	69	69

	111,122	95,438
Long Term Assets
Property and equipment	7,444	5,184
Deferred tax asset	1,581	1,308
Deferred financing cost	149	—
Intangible assets	2,771	6,264
Goodwill	11,927	11,927

	23,872	24,683

Total Assets	134,994	120,121

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	56,962	12,720
Debt facility	15,000	—
Deferred revenue	1,163	725
Capital lease obligation	3,251	—
Contingent liabilities	255	372
Contingent consideration	—	1,884

	76,631	15,701
Long Term Liabilities
Capital lease obligation	1,451	—
Other long term liabilities	783	1,063
Contingent liabilities	519	1,292

	2,753	2,355
Commitments
Shareholders' equity
Capital stock	179,429	172,264
Contributed surplus	6,047	4,606
Deficit	(120,197)	(65,448)
Accumulated other comprehensive loss	(9,685)	(9,658)

Total Shareholders' equity	55,594	101,764
Non-controlling interests	16	301

Total Equity	55,610	102,065

Total Liabilities and Shareholders' equity	134,994	120,121

Shares issued & outstanding	38,048,297	35,586,206
Share authorized for issuance	Unlimited	Unlimited

CONSOLIDATED STATEMENTS OF OPERATIONS

Expressed in US $000's except share and per share amounts

	Year ended
	February 28, 2013	February 29, 2012
REVENUE	123,877	45,656
Cost of sales	104,376	29,255

Gross profit	19,501	16,401

EXPENSES
Research and development	34,020	22,898
Selling and marketing	16,088	15,307
General and administrative	26,601	17,653
Government assistance	—	(902)

	76,709	54,956

Income (loss) before amortization of intangible assets and other items	(57,208)	(38,555)
Amortization of intangible assets	(3,748)	(1,986)
Accretion expense	(124)	(650)
Restructuring expense	(2,085)	—
Interest income (expense) (net)	(1,662)	393
Investment gain (loss)	—	67
Impairment of intangible assets	(13,812)	(8,315)
Gain on change in estimate	6,958	15,146
Gain on purchase of business	19,397	—
Loss on sale of assets	(2,827)	—
Foreign exchange gain (loss)	23	100

Income (loss) before income taxes	(55,088)	(33,800)
Income tax expense (recovery)	(81)	(104)

Net Income (loss)	(55,007)	(33,696)
Net Loss Attributable to Non-Controlling Interest	258	215

Net Income (loss) applicable to shareholders	(54,749)	(33,481)

Income (loss) per share
Basic	(1.46)	(0.94)
Diluted	(1.46)	(0.94)
Weighted Average Shares Outstanding
Basic	37,495,818	35,506,689
Diluted	37,495,818	35,506,689

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Expressed in US $000's e and per share amounts

	Year ended
	February 28, 2013	February 29, 2012
Net Income	(55,007)	(33,696)
Foreign currency translation differences for foreign operations	(54)	(79)

Comprehensive Income (Loss)	(55,061)	(33,775)

Total comprehensive income (loss) attributable to:
Shareholders of the Company	(54,776)	(33,521)
Non-controlling interest	(285)	(254)

	(55,061)	(33,775)

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  EXHIBIT 99.4
DragonWave Announces Financial Results for Fourth Quarter and Full Fiscal Year 2013
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share amounts
CONSOLIDATED STATEMENTS OF OPERATIONS Expressed in US $000's except share and per share amounts
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) Expressed in US $000's e and per share amounts